Writer   s Direct Dial: +1 (212) 225-2414
       E-Mail: ngrabar@cgsh.com



                                                            April 8, 2021

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:      Companhia Paranaense de Energia     Copel
         Schedule TO-I
         Filed on March 22, 2021
         File No. 005-52511

Dear Mr. Afshar:

         On behalf of our client Companhia Paranaense de Energia     Copel (
Copel    or
the    Company   ), we are providing the Company   s responses to the comments
raised by
the staff of the Securities and Exchange Commission (the    Staff   ) in its
comment letter
dated March 26, 2021 regarding Copel   s combined Schedule TO-I and Schedule
13E-3,
initially filed on March 22, 2021 (as amended, the    Combined Schedule   ).
The
Combined Schedule relates to an offer by the Company to the holders of preferred class
B shares of Copel, no par value (the    Preferred Class B Shares   ), including
Preferred
Class B Shares represented by American Depositary Shares (the    Preferred ADSs
  ), to
convert five Preferred Class B Shares into one unit, consisting of four Preferred Class B
Shares and one common share of Copel (the    Units   ) (the    Conversion Offer
  ).

        Copel   s responses set forth in this letter are numbered to correspond to the
numbered comments in the letter dated March 26, 2021. For ease of reference, we have
set forth the Staff   s comments and Copel   s response for each item below.
         Concurrently with the delivery of this letter, Copel is filing an amendment
(   Amendment No. 1   ) to its Combined Schedule, containing a revised Offer to
Convert
(the    Revised Offer to Convert   ) as Exhibit (a)(1)(A). The Revised Offer to
Convert
contains the revisions described in this letter. For your convenience, we are sending you by email, together with this letter, a courtesy copy of Amendment No. 1 and the Revised
Offer to Convert marked to show changes from the prior filing.

        Capitalized terms used but not defined herein have the meanings given to them in the Revised Offer to Convert. All page references in the following responses correspond to the page numbers in the Revised Offer to Convert, unless otherwise indicated.

Schedule TO-I

   1. We note that you have selected the box indicating that this transaction is a
         going private transaction subject to Rule 13e-3.    Although a
combined
      Schedule TO and Schedule 13E-3 filing under cover of Schedule TO is permitted pursuant to General Instruction J, both schedules must be identified in the cover page of the combined filing and the EDGAR filing tag
      must identify both schedules. See Release No. 34-42055 (Oct. 22, 1999) at
      footnotes 143 and 144. Please revise accordingly, as both the filing   s
cover
      page and EDGAR tag currently only reflect a Schedule TO.

       The cover page of Amendment No. 1 has been revised to identify it as both a
       Schedule TO and a Schedule 13E-3, and Amendment No. 1 has been filed with an
       EDGAR filing tag identifying both Schedules.

Item 10

   2. Financial information has been incorporated by reference from the Offer to
      Convert, which in turn incorporates financial data by reference from periodic reports. Under General Instruction F to Schedule TO, an express reference must be made to a document that explicitly contains the required
      information. Under Item 12 of Schedule TO and corresponding Item 1016(a)(5) of Regulation M-A, the document from which the information has been so incorporated also must be filed as an exhibit. The reference to
 a
      copy    in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

       In response to the Staff   s comment, Copel has amended the    Schedule
TO Item
       10. Financial Statements    line item in Amendment No.1 to expressly
incorporate
       by reference the Annual Report on Form 20-F of Copel for the year ended December 31, 2019 and the Form 6-K of Copel furnished to the SEC on
       December 9, 2020, and has amended the exhibit list under the    Schedule
TO Item
       12. Exhibits    line item accordingly.



                                        2
 Item 13

   3. We note that the    Schedule 13E-3 Item 7. Purposes, Alternatives,
Reasons
      and Effects    line item incorporates by reference Section 15 of the
Offer to
      Convert. That section does not appear to include the disclosures required by
      Item 1013(b), (c) and (d) of Regulation M-A. Please either advise us as to where in the Offer to Convert those disclosures are set forth or revise the
      Offer to Convert to include such disclosures. Please also revise Item 13 of the
      Schedule TO to incorporate by reference those disclosures from the appropriate section of the Offer to Convert. Note that General
Instruction E
      to Schedule 13E-3 requires that negative responses to any disclosure required under Item 7 be disclosed in the statement sent to security holders.

      In response to the Staff   s comment, Copel has amended the    Schedule
13E-3 Item
      7. Purposes, Alternatives, Reasons and Effects    line item in Amendment
No. 1 to
      incorporate by reference the new section entitled    Special Factors
Section 1
      Background and Purpose of the Conversion Offer and Plans for Copel After the
      Conversion Offer.

      Copel has also amended the first paragraph under the new section entitled
         Special Factors   Section 1   Background and Purpose of the Conversion
Offer
      and Plans for Copel After the Conversion Offer    on page 14 of the
Revised Offer
      to Convert to include the disclosures required by Item 1013(b), (c) and
(d) of
      Regulation M-A.

   4. We note that paragraphs (a), (b), (c), (d) and (e) of the    Schedule
13E-3 Item
      8. Fairness of the Transaction    line item incorporate by reference
Section 16
      of the Offer to Convert. Paragraph (d) also incorporates by reference Section
      15 of the Offer to Convert, and paragraph (f) states    Not applicable.
 Those
      sections of the Offer to Convert do not appear to include the disclosures required by Item 1014(c), (d) and (f) of Regulation M-A. Please either advise
      us as to where in the Offer to Convert those disclosures are set forth or revise the Offer to Convert to include such disclosures. Please also revise Item 13 of the Schedule TO to incorporate by reference those disclosures from the appropriate section of the Offer to Convert. Note that General
Instruction E
      to Schedule 13E-3 requires that negative responses to any disclosure required under Item 8 be disclosed in the statement sent to security holders.

      Copel has amended paragraph (f) under the line item    Schedule 13E-3
Item 8.
      Fairness of the Transaction    in Amendment No. 1 to incorporate by
reference the
      new section entitled    Special Factors   Section 2   Fairness of the
Conversion
      Offer    of the Revised Offer to Convert.

      Copel has amended the final paragraphs under the new section entitled Special
      Factors   Section 2   Fairness of the Conversion Offer    on page 17 of
the Revised




                                      3
        Offer to Convert to include the disclosures required by Item 1014(c),
(d) and (f)
       of Regulation M-A.

   5. We note that the    Schedule 13E-3 Item 9. Reports, Opinions, Appraisals
and
      Negotiations    line item does not include cross references to any
sections of
      the Offer to Convert. Please either advise us as to where in the Offer to Convert the disclosures required by Item 1015 of Regulation M-A are set forth or revise the Offer to Convert to include such disclosures. Note that
      General Instruction E to Schedule 13E-3 requires that negative responses to any disclosure required under Item 9 be disclosed in the statement sent to security holders.

       Copel has included disclosures required by Item 1015 of Regulation M-A in a
       new section entitled    Special Factors   Section 3   Reports, Opinions,
Appraisals
       and Negotiations    to the Revised Offer to Convert, and has revised
line item
          Schedule 13E-3 Item 9. Reports, Opinions, Appraisals and Negotiations in
       Amendment No. 1 to include cross references to this new section.

   6. Pursuant to Item 15 of Schedule 13E-3, please furnish the information required by Item 1011(c) of Regulation M-A. Note that General Instruction
E
      to Schedule 13E-3 requires that negative responses to any disclosure required under Item 15 be disclosed at least in the Schedule 13E-3.

       In response to the Staff   s comment, Copel has added a    Schedule
13E-3 Item 15.
       Additional Information    line item to Amendment No. 1.

Exhibit (a)(1)(A)     Offer to Convert

General

   7. Please revise the Offer to Convert to comply with Rule 13e-3(e)(ii).

       Copel has amended the Offer to Convert to include a    Special Factors
 section in
       the Revised Offer to Convert to comply with Rule 13e-3(e)(ii).

   8. Please disclose the information required by Rule 13e-3(e)(iv) in the appropriate section of the Offer to Convert.

       Copel has amended the seventh paragraph under the    Introduction
section on
       page 13 of the Revised Offer to Convert to disclose the information required by
       Rule 13e-3(e)(iv).

   9. We note the following statement on page 7 of your exemptive request letter
      dated March 17, 2021, available at
https://www.sec.gov/divisions/corpfin/cf-
      noaction/2021/copel-incoming-letter-031721.pdf:    [T]he Company believes
      that the Schedule TO adequately discloses any risks of participating in the



                                        4
       Brazilian Offer.    Please either identify such risk disclosure in your
response
      letter or revise the Offer to Convert to include such risk disclosure.

      Copel has amended the fourth full paragraph of the page 2 of the Revised Offer to
      Convert to include the risk disclosure referenced in the exemptive request letter.

   10. We note the following statements throughout the Offer to Convert:

          x      If the Conversion Offer is completed, all outstanding
Preferred ADSs
              will represent Units.
          x      If the Common Conversion Offer is completed, all outstanding
              Common ADSs will represent Units.
          x      The Preferred ADS Deposit Agreement and the Common ADS
              Deposit Agreement will each be amended to provide, effective upon the completion of the Conversion Offers, for a single A&R Deposit Agreement, and each ADS will represent one Unit.

      Please revise or supplement these statements to clarify, if true, that Preferred
      ADSs and Common ADSs will be converted into Unit ADSs at the same five-to-one ratio as Preferred Class B Shares and Common Shares tendered into the Conversion Offers in exchange for Units.

      In response to the Staff   s comment, Copel has supplemented the
statements above
      throughout the Revised Offer to Convert to clarify that five Preferred ADSs or
      Common ADSs will become one Unit ADS.

   11. See the preceding comment. Given the five-to-one conversion ratio, please clarify, in the appropriate section of the Offer to Convert, the consideration that holders of Preferred ADSs and/or Common ADSs will receive if the number of Preferred Class B Shares and/or Common Shares represented by such ADSs is not an integral multiple of five.

      In response to the Staff   s comment, Copel has clarified in (i) the
final paragraph
      on page 2 of the Revised Offer to Convert, (ii) the paragraph entitled Conversion
      of Preferred ADSs    of the    Summary Term Sheet    on page 5 of the
Revised Offer
      to Convert, and (iii) the first paragraph under the    Holders of
Preferred ADSs
      heading of the    Conversion Offer   Section 2   Procedures for Accepting
the
      Conversion Offer and Converting Preferred Class B Shares    section
beginning on
      page 21 of the Revised Offer to Convert that the ADS Depositary will sell any excess Preferred Class B Shares or Common Shares necessary to reduce such Preferred Class B Shares or Common Shares to an integral multiple of five
and
      distribute the cash proceeds resulting from that sale to each applicable holder of
      Preferred Class B Shares or Common Shares.

Summary Term Sheet, page 1 of the Offer to Convert




                                       5
    12. We note the following statement on page 4 and repeated elsewhere in the
       Offer to Convert:    If the Unitization is completed, the Preferred ADSs
will
       become Unit ADSs and will continue to be listed.    This implies a
continuity
       in listing between the Preferred ADSs and the Unit ADSs, rather than a delisting of the Preferred ADSs followed by a new listing of the Unit
ADSs.
       We note, however, that page 4 of your exemptive request letter indicates that
          [i]f the Conversion Offers are consummated, Unit ADSs will trade on the
       NYSE, and Class B ADSs will no longer trade on the NYSE.    Please
advise
       or revise your disclosure appropriately.

      Copel has amended (i) the response to the question    Will the Preferred
ADSs be
      delisted from the NYSE    in the    Summary Term Sheet    on page 8 of
the Revised
      Offer to Convert, (ii) the sixth paragraph under the Introduction on page 12 of the
      Revised Offer to Convert, (iii) the first full paragraph on page 29 of the Revised
      Offer to Convert under    Conversion Offer   Section 8   Certain
Information
      About the Preferred Class B Shares and the Common Shares   , and (iv) the
first
      paragraph following the    Plans for Copel Immediately After the
Conversion
      Offer    heading under the new section entitled    Special Factors
Section 1
      Background and Purpose of the Conversion Offer and Plans for Copel After
the
      Conversion Offer    of the Revised Offer to Convert to clarify that, if
the
      Conversion Offers are consummated, Unit ADSs will trade on the NYSE, and Copel expects that Unit ADSs will be its only equity securities trading on the
      NYSE following the completion of the Conversion Offer and that Preferred ADSs will no longer trade on the NYSE.

   13. Page 6 discloses certain trading prices of the Preferred Class B Shares on the
       NYSE. With a view towards disclosure, please clarify whether the Preferred
       Class B Shares are listed on the NYSE, as the last two paragraphs on page 18 indicate that the Preferred Class B Shares are listed on B3 and only the Preferred ADSs are listed on the NYSE.

      The Preferred Class B Shares are not listed on the NYSE. In the Revised Offer to
      Convert, Copel has removed the first paragraph of the response to the question
         What is the market value of the Preferred Class B Shares and Preferred ADSs as
      of a recent date    (which provided trading prices for Preferred Class B
Shares
      translated into dollars).

Section 2. Procedures for Accepting the Conversion Offer and Converting
Preferred
Class B Shares, page 4 of the Offer to Convert

   14. Given the Conversion Offer   s five-to-one conversion ratio, please
clarify
       whether Preferred Shareholders must tender a number of Preferred Class B Shares that is an integral multiple of five or if fractional Units will be issued
       if a Preferred Shareholder tenders a number of Preferred Class B Shares that is not an integral multiple of five.




                                       6
       Copel has amended the first paragraph under    Conversion Offer
Section 2
      Procedures for Accepting the Conversion Offer and Converting Preferred Class B
      Shares    on page 21 of the Revised Offer to Convert to clarify that any
Preferred
      Shareholder that wishes to elect to convert its Preferred Class B Shares into Units in the Conversion Offer must tender a number of Preferred Class B Shares that is an integral multiple of five.

   15. On page 12, you indicate that your determinations as to    the form of
       documents and the validity, form, eligibility and acceptance    of
tendered
       Preferred Class B Shares and Preferred ADSs and your    interpretation
of
       the terms of the Conversion Offer    will be    final and binding    on
all parties.
       Please revise these statements to remove the implication that shareholders may not challenge your determinations in a court of competent jurisdiction.
       Please also make corresponding revisions the similar statement on page
13.

      In response to the Staff   s comment, each time language in the Offer to
Convert
      appears concerning the final and binding nature of Copel   s
determinations as to
         the form of documents and the validity, form, eligibility and
acceptance    of
      tendered Preferred Class B Shares and Preferred ADSs and
interpretation of the
      terms of the Conversion Offer,    Copel has added the following language
to the
      end of such sentence:    , subject to a shareholder   s right to
challenge our
      determination in a court of competent jurisdiction.

Section 4. Condition to Conversion Offer and Effectiveness of Conversion, page
13
of the Offer to Convert

   16. We note the following statement:    The Conversion Offer is conditioned
on
       the aggregate number of Units issuable as a result of the Conversion
Offers
       (taken together) attaining 229,122,878.    Please disclose whether the
Units
       represented by Unit ADSs that are convertible from Preferred ADSs and Common ADSs at the Expiration Date will be included in the calculation of
          the aggregate number of Units issuable    for purposes of determining
       whether the Minimum Participation Condition has been met.

      In response to the Staff   s comment, Copel has amended (i) the
      first paragraph under    Conversion Offer   Section 4   Condition to
Conversion
      Offer and Effectiveness of Conversion    on page 23 of the Revised Offer
to
      Convert, (ii) the paragraph entitled    Conditions    under the
Summary Term
      Sheet    on page 5 of the Revised Offer to Convert, (iii) the fifth paragraph under
      the    Introduction    on page 12 of the Revised Offer to Convert, and
(iv) the first
      paragraph of the response to the question    Are there
      any conditions to the Conversion Offer    in the    Summary Term Sheet
on page 8
      of the Revised Offer to Convert to clarify that the Units represented by Unit ADSs that are convertible from Preferred ADSs and Common ADSs at the
Expiration
      Date will be included in the calculation of    the aggregate number of
Units




                                       7
    issuable    for purposes of determining whether the Minimum Participation
   Condition has been met.

17. Please also revise your disclosure to clarify the date as of which satisfaction of the Minimum Participation Condition will be measured. Note that all offer conditions other than conditions related to receipt of regulatory approvals necessary to consummate the offer must be satisfied or waived as of the expiration of the offer.

   In response to the Staff   s comment, Copel has amended (i) the
   first paragraph under    Conversion Offer   Section 4   Condition to
Conversion
   Offer and Effectiveness of Conversion    on page 23 of the Revised Offer to
   Convert, (ii) the paragraph entitled    Conditions    under the    Summary
Term
   Sheet    on page 5 of the Revised Offer to Convert, (iii) the fifth paragraph under
   the    Introduction    on page 12 of the Revised Offer to Convert, and (iv)
the first
   paragraph of the response to the question    Are there
   any conditions to the Conversion Offer    in the    Summary Term Sheet    on
page 8
   of the Revised Offer to Convert to clarify that satisfaction of the Minimum Participation Condition will be measured as of the Expiration Date.

18. You indicate that 229,122,878 Units would represent    approximately 60% of
    the total capital stock, excluding from the denominator all shares owned by
    the State.    Please clarify how this percentage is being calculated. For example, if the numerator is the number of Preferred Class B Shares and Common Shares represented by such Units and the denominator is the aggregate number of Preferred Class B Shares and Common Shares outstanding (including those represented by Units and those not represented by Units), please disclose as much.

   In response to the Staff   s comment, Copel has amended (i) the
   first paragraph under    Conversion Offer   Section 4   Condition to
Conversion
   Offer and Effectiveness of Conversion    on page 23 of the Revised Offer to
   Convert, (ii) the paragraph entitled    Conditions    under the    Summary
Term
   Sheet    on page 5 of the Revised Offer to Convert, (iii) the fifth paragraph under
   the    Introduction    on page 12 of the Revised Offer to Convert, and (iv)
the first
   paragraph of the response to the question    Are there
   any conditions to the Conversion Offer    in the    Summary Term Sheet    on
page 8
   of the Revised Offer to Convert, to clarify how the percentage is calculated.

19. You indicate that you    will determine whether all conditions to the
    Conversion Offer have been met    promptly following the Expiration Date.
    Please advise us whether there are any conditions to the Conversion Offer other than the Minimum Participation Condition. If so, please disclose such additional conditions in this section of the Offer to Convert.

   Copel has amended (i) the third paragraph under    Conversion Offer
Section



                                   8
        4   Condition to Conversion Offer and Effectiveness of Conversion    on
page 23
       of the Revised Offer to Convert, and (ii) the second paragraph in the response to
       the question    Are there any conditions to the Conversion Offer    in
the    Summary
       Term Sheet    on page 8 of the Revised Offer to Convert to clarify that
there are no
       other conditions to the Conversion Offer other than the Minimum Participation
       Condition.

Section 5. Fees and Expenses, page 13 of the Offer to Convert

   20. Please provide the disclosure required by Item 1007(c) of Regulation
M-A.

       Copel has amended the    Conversion Offer   Section 5   Fees and
Expenses,
       section in the Revised Offer to Convert to include the disclosure required by Item
       1007(c) of Regulation M-A.

Section 6. Issuance of Units, page 14 of the Offer to Convert

   21. We note the following statement:    It will take up to five business
days after
       the Expiration Date for you to receive the Units to be delivered in connection
       with the conversion of your Preferred Class B Shares.    Please provide
us
       with your analysis as to how the Conversion Offer complies with the prompt
       payment provision of Rule 14e-1(c). In responding to this comment please refer to Release No. 34-43069 (July 24, 2000) and the text accompanying footnotes 44 and 45. We also note that page 6 of your exemptive request
       letter states that    [h]olders will receive Units and Unit ADSs to be
issued and
       delivered in connection with the conversion of Class B Preferred Shares and
       Preferred ADSs, respectively, no later than three Business Days after expiration of the Class B Conversion Offer.

       Copel expects settlement and delivery of Units to occur on the third Brazilian business day following expiration. When the exemptive request letter was submitted, the Conversion Offers were scheduled to be launched early in the week
       of March 15, 2021, and the third Brazilian business day following expiration would also have been the third U.S. business day following expiration. However, after the exemptive request letter was submitted, the launch date was moved to
       March 22, and because of that change, the day immediately following the expiration date falls on a national holiday in Brazil, April 21, on which the stock
       exchange B3 and the clearing systems will be closed. As a result, settlement is expected to be on the fourth U.S. business day following expiration. Copel has modified the disclosure in the Revised Offer to Convert to clarify when settlement is expected to occur.

Section 10. Description of Capital Stock, page 21 of the Offer to Convert




                                        9
    22. Please revise this section to clarify whether holders of Units will be entitled to the various rights assigned to the Preferred Class B Shares and Common Shares underlying their Units that are described in this section.

       Copel has amended the first paragraph under    Conversion Offer
Section 9
       Description of Capital Stock    of the Revised Offer to Convert to
clarify that
       Holders of Units will be entitled to exercise all the rights of the Preferred Class B
       Shares and Common Shares underlying their Units.

Section 14. Selected Financial Information, page 37 of the Offer to Convert

   23. We note that you have incorporated by reference the financial information
       required by Item 1010(a) of Regulation M-A and provided some of the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(2), (3) and (5). See Instruction 6 to
       Item 10 of Schedule TO and telephone interpretation I.H.7 in the July
2001
       supplement to our    Manual of Publicly Available Telephone
Interpretations
       that is available on the Commission   s website at http://www.sec.gov
for
       additional guidance.

       In response to the Staff   s comment, Copel has amended and supplemented
       the    Conversion Offer   Section 13   Selected Financial Information
section in
       the Revised Offer to Convert to include the information required by Item 1010(c)(2), (3) and (5).

Section 16. Fairness of the Conversion Offer, page 40 of the Offer to Convert

   24. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are
       generally relevant to each filing person   s fairness determination and
should
       be discussed in reasonable detail. See Question Nos. 20 and 21 of Release No.
       34-17719 (April 13, 1981). Please revise this section to either include a discussion of each factor described in Instruction 2 to Item 1014 or explain why each such factor was not deemed material or relevant.

       In response to the Staff   s comment, Copel has amended the new section
entitled
          Special Factors   Section 2   Fairness of the Conversion Offer    in
the Revised
       Offer to Convert to include a discussion of each factor listed in Instruction 2 to
       Item 1014 of Regulation M-A.

   25. Please revise paragraph (i) of this section to clarify how your financial condition and results of operation supports your belief that the Conversion
       Offer is fair to your unaffiliated holders. See Instruction 3 to Item 1014 of
       Regulation M-A.

       In response to the Staff   s comment, Copel has amended the new




                                        10
        section entitled    Special Factors   Section 2   Fairness of the
Conversion
       Offer    in the Revised Offer to Convert to clarify that it does not consider its
       financial condition and results of operation as relevant to its analysis of whether the Conversion Offer is fair to its unaffiliated holders.

Section 21. Miscellaneous, page 42 of the Offer to Convert

   26. We note the following statement:    If, after making such good faith
effort, we
       cannot comply with any such law, the Conversion Offer will not be made to
       (nor will elections to convert Preferred Class B Shares be accepted from or on behalf of) the holders of Preferred Class B Shares in that jurisdiction.
       While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered Preferred Class B Shares will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Release No. 34-58597 (September 19, 2008).

       In response to the Staff   s comment, Copel has revised the statement
above under
          Conversion Offer   Section 18   Miscellaneous    of the Revised Offer
to Convert
       to remove the implication that tendered Preferred Class B Shares will not be accepted from all shareholders.

       We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact me at (212) 225-2414.

                                          Very truly yours,


                                          CLEARY GOTTLIEB STEEN & HAMILTON
                                          LLP


                                          By:
                                                         Nicolas Grabar, a
Partner


Cc: Daniel Pimentel Slaviero, Chief Executive Officer, Copel


Francesca Odell
Glenn McGrory
M. Rita Sobral
Xiao Ye (Sophia) Yang
    Cleary Gottlieb Steen & Hamilton




                                        11